JOINT INSURED AGREEMENT

Arrow Investments Trust Arrow ETF Trust

Pursuant to Section 270.71(g)-l(f) of the Regulations issued under the Investment Company Act of 1940;

WHEREAS, the Arrow Investments Trust ("Trust I") and the Arrow ETF Trust ("Trust II") obtained a larceny and embezzlement bond, pursuant to the direction of their respective Board of Trustees, of which the issuer is Travelers Casualty and Surety Company of America, Bond No. 106694297 with coverage in the amount of $1,000,000; and

WHEREAS, Trust I and Trust II (each a "Fund") desire to set forth their relationship in regards to said bond;

NOW THEREFORE, IT IS AGREED AS FOLLOWS:

Tn the event recovery on the bond is received as a result of loss sustained by more than one named insured, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount that it would have received had it provided and maintained a single insured bond with a minimum coverage required by 270.17(g)(l ) of the regulations issued pursuant to the Investment Company Act of 1940.

ARROW INVESTMENTS TRUST	ARROW ETF TRUST

By:	By:
Name: Jacob Griffith Title: Secretary	Name: Jacob Griffith
Title: Secretary	Title: Secretary

DATED as of the 1st day of March, 2019.

At a meeting of the Board of Trustees (the “Trustees”) of Arrow Investments Trust and Arrow ETF Trust (each a “Trust” and, together, the “Trusts”), held on December 17, 2018, upon a motion duly made and seconded, the following resolutions were unanimously adopted by the Trustees:

WHEREAS, the Trustees of AIT and AET, including a majority of the Trustees who are not "interested persons" as that term is defined in the Investment Company Act of 1940, as amended, have reviewed the form of and coverage of Federal Insurance Company Policy No. 106694297 (the "Fidelity Bond"), effective March 1, 2018, the type and amount of securities held by Arrow Dynamic Income Fund, Arrow DWA Balanced Fund, Arrow DWA Tactical Fund, Arrow Managed Futures Strategy Fund, Arrow DWA Tactical ETF, Arrow QVM Equity Factor ETF, Arrow Reserve Capital Management ETF, Arrow DWA Country ETF, Arrow Dogs of the World ETF and Arrow Dow Jones Global Yield ETF (each a “Fund” and collectively, the “Funds”); and

WHEREAS, the custody and safekeeping of each Fund's securities are exclusively the obligation of Union Bank, N.A. as Custodian for AIT and AET; and

WHEREAS, no officer of AIT or employee of the investment adviser has access to the Funds’ portfolio securities.

WHEREAS, the amount of the coverage under such Fidelity Bond satisfies the amount required by Rule 17g-1(d)(1) promulgated under the Investment Company Act of 1940, as amended.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is authorized and approved; and

FURTHER RESOLVED, that the officers of Trusts are designated as the persons who shall make the filings and give the notices required by Paragraph (h) of Rule 17g-1.